Snipp Appoints Megan Prikhodko as Chief Operating Officer and Sarfarz Haji

Onto Its Board of Directors

TORONTO, Nov. 01, 2017 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce that it has appointed Mrs. Megan Prikhodko as Chief Operating Officer and appointed Mr. Sarfarz Haji onto its board of directors. Mr. Sarfarz Haji was nominated to the board of directors by Snipp’s largest shareholder and insider, Lark Investments Inc., as per their nomination rights.

Mrs. Prikhodko joined Snipp in May 2015 with over 10 years of software development and management experience. Prior to her recent appointment as Chief Operating Officer, she was Snipp’s Executive Vice President of Operations, responsible for the successful execution of all programs and the ongoing management of Consumer Support. In her role, she has supported major clients such as Kellogg’s, L’Oreal, and P&G. Prior to Snipp, Mrs. Prikhodko was an executive at Precision Computer Works, Inc. where she helped to build and launch complex peer-review systems in the scholarly publishing industry. She worked with prestigious societies such as the American Heart Association, American Medical Association, and the National Academies of Science. Mrs. Prikhodko holds an MBA from Johns Hopkins University.

As Chief Operating Officer, Mrs. Prikhodko will lead operational strategic and tactical initiatives and manage Snipp’s operations function.

Commenting on her new role, Megan said, “I am excited and honored to take on this new role at Snipp. I will focus on overseeing all key operations including project management, product management, client services delivery, customer service, processing operations and HR. It is an exciting time for Snipp, and I welcome the opportunity to be part of its growth and look forward to helping the company deliver comprehensive, timely solutions as well as meet larger strategic goals.”

Snipp also announces a grant of 500,000 stock options awarded to its newly appointed officer. The options will vest one-third in twelve months and then in additional one-third increments every twelve months thereafter until they are fully-vested. The options have an exercise price of C$0.10 per common share and expire after five years.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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